UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

MERCER PARK BRAND ACQUISITION CORP.
(Exact name of Registrant as specified in its charter)

British Columbia	6770	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7
(212) 299-7670
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: Class A Restricted Voting Shares, no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes      ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Mercer Park Brand Acquisition Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant may contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. These statements reflect management’s beliefs with respect to future events and are based on information available to management as of the respective dates set forth in the Exhibits incorporated by reference into this Registration Statement, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Registrant’s Annual Information Form for the year ended December 31, 2019, attached hereto as Exhibit 99.3.

The Registrant and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Registrant believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Registrant and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.32 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.32, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF SECURITIES

The required disclosure is included under the heading “Capital Structure of the Corporation” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, attached hereto as Exhibit 99.3.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2988.

CONTRACTUAL OBLIGATIONS

The Registrant has no known contractual obligations.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercer Park Brand Acquisition Corp.

	By:	/s/ Louis Karger
Name: Louis Karger
Date: March 18, 2021		Title: Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	Form 62-103F3 Required Disclosure by an Eligible Institutional Investor under Part 4 dated January 10, 2020
99.2	News Release dated March 27, 2020
99.3	Annual Information Form of Mercer Park Brand Acquisition Corp for the fiscal year ended December 31, 2019
99.4	Mercer Park Brand Acquisition Corp. Financial Statements for the period from April 16, 2019 to December 31, 2019
99.5	Mercer Park Brand Acquisition Corp. Management’s Discussion and Analysis for the period from April 16, 2019 to December 31, 2019
99.6	Certification of Annual Filings of Mercer Park Brand Acquisition Corp. by CFO dated March 27, 2020
99.7	Certification of Annual Filings of Mercer Park Brand Acquisition Corp. by CEO dated March 27, 2020
99.8	Form 62-103F3 Required Disclosure by an Eligible Institutional Investor under Part 4 dated April 9, 2020
99.9	News Release dated May 8, 2020
99.10	Mercer Park Brand Acquisition Corp. Interim Financial Statements for the three months ended March 31, 2020
99.11	Mercer Park Brand Acquisition Corp. Management’s Discussion and Analysis for the three months ended March 31, 2020
99.12	Certification of Interim Filings of Mercer Park Brand Acquisition Corp. by CFO dated May 8, 2020
99.13	Certification of Interim Filings of Mercer Park Brand Acquisition Corp. by CEO dated May 8, 2020
99.14	News Release dated July 30, 2020
99.15	Mercer Park Brand Acquisition Corp. Interim Financial Statements for the three and six months ended June 30, 2020
99.16	Mercer Park Brand Acquisition Corp. Management’s Discussion and Analysis for the three and six months ended June 30, 2020
99.17	Certification of Interim Filings of Mercer Park Brand Acquisition Corp. by CFO dated July 30, 2020
99.18	Certification of Interim Filings of Mercer Park Brand Acquisition Corp. by CEO dated July 30, 2020
99.19	Notice of Annual General Meeting of Class B Shareholders of Mercer Park Brand Acquisition Corp. to be held on October 14, 2020
99.20	Notice of Annual General Meeting of Class B Shareholders to be held on October 14, 2020 and Information Circular Of Mercer Park Brand Acquisition Corp.

Exhibit	Description
99.21	Form Of Proxy for the Annual General Meeting of Class B Shareholders of Mercer Park Brand Acquisition Corp. to be held on October 14, 2020
99.22	News Release dated October 14, 2020
99.23	Mercer Park Brand Acquisition Corp. Annual General Meeting of Class B Shareholders held on October 14, 2020 Report of Voting Results
99.24	News Release dated October 21, 2020
99.25	News Release dated November 11, 2020
99.26	Mercer Park Brand Acquisition Corp. Interim Financial Statements for the three and nine months ended September 30, 2020
99.27	Mercer Park Brand Acquisition Corp. Management’s Discussion and Analysis for the three and nine months ended September 30, 2020
99.28	Certification of Interim Filings of Mercer Park Brand Acquisition Corp. by CFO dated November 11, 2020
99.29	Certification of Interim Filings of Mercer Park Brand Acquisition Corp. by CEO dated November 11, 2020
99.30	News Release dated February 2, 2021
99.31	Form 62-103F3 Required Disclosure by an Eligible Institutional Investor under Part 4 dated March 10, 2021
99.32	Consent of MNP LLP